Exhibit 99.1

012 Smile.Communications Ltd

Acquisition of a Controlling Interest In

Bezeq The Israel Telecommunication Corp

27 October 2009

•	Acquisition of a controlling interest of approximately 30.7% of share capital in Bezeq from AP.SB.AR Holdings Ltd., a consortium of Apax Partners, Saban Capital Group and Arkin Communications

•	All-cash consideration

•	NIS 8.00 per Bezeq share, a c.7% discount to Bezeq’s closing price of NIS 8.60 as of October 22nd, 2009, representing an aggregate value of NIS 6,514mm / US$1,763mm1

•	Ministry of Communications

•	Antitrust Commissioner

•	Prime Minister and the Minister of Communications of the State of Israel

•

Eurocom (012 Smile’s indirect controlling shareholder) and 012 Smile have agreed to take measures to facilitate regulatory approvals, including Eurocom’s undertaking to effect all actions required with respect to its shareholdings in Yes and 012 Smile’s undertaking to sell its telecommunications assets

•	Combination of cash and debt

•	Additional funds from sale of 012 Smile telecommunications assets

•	Eurocom has agreed to provide standby financing of up to NIS 1.2 billion

•	012 Smile is required to obtain full committed financing within 120 days, according to a schedule determined in the share purchase agreement

•	All closing conditions must be satisfied within 6 months from signing

•	Seller has agreed to vote its shares in favor of appointment of 012 Smile designees to Bezeq’s board at the Closing

1 Note: FX rate: US$1 = NIS 3.695 as of October 22, 2009

2

012 Smile before transaction	012 Smile post transaction

Source: Company information, Bezeq investor presentation
1 Post sale of 11% stake in the stock market, the Zeevi stake is administered on behalf of a consortium of 7 Israeli banks
2 May be required to be sold in order to obtain regulatory approval
3 Eurocom holds approximately 1.6% in Smile (directly)

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•	Realisation of 012 Smile’s goal of becoming a leading integrated telecom operator in the Israeli market

•	Acquisition of a strategically unique asset with potential to create significant value for our shareholders

	-	Leading position in the telecom market in Israel

	-	Continuous EBITDA margin improvement driven by successful streamlining in operating expenses

	-	Continued improvement at Pelephone, capitalising on new HSPA network roll-out

	-	Migration to Next Generation Network in fixed line

	-	Strong and experienced management team

	-	Strong focus on shareholder remuneration

•	Attractive acquisition price, below current trading levels (approx. 7% discount to market price1)

	-	012 Smile will be entitled to receive all dividends payable by Bezeq to the selling shareholders prior to closing

•	Opportunity for 012 Smile shareholders to invest in Bezeq through a leveraged structure, thus enhancing equity upside

1 Note: Bezeq closing share price of NIS 8.60 as of October 22, 2009

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Fixed-line, broadband infrastructure, and data communications	Mobile

ILD, ISP, and Enterprise	Pay-TV

Source Bezeq: analysis based on 2008 data

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•	Bezeq current market capitalisation as of October 22nd, 2009: NIS 22,838mm / US$6,185mm1

•	Net debt/Last twelve months EBITDA at 1.1x as of Q2 2009

Source Bezeq investor presentation, audited 2008A accounts; Bezeq Q2 2009 results presentation

[1]	FX rate: US$ 1 = NIS 3.695 as of October 22, 2009; basic number of shares at 2,656mm
[2]

Non-GAAP measure, defined as revenue - salaries - operating and general expenses - other operating expenses, net; Adjusted for one-off labor agreement-related items; including early-retirement provisions

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•	Realisation of 012 Smile’s goal of becoming a leading integrated telecom operator in the Israeli market

•	Acquisition of a strategically unique asset with potential to create significant value for our shareholders

•	Attractive acquisition price

A new phase of development for 012 Smile and its shareholders

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This presentation contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in 012 Smile.Communications’ filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

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